October 29th 2003

McLeod & Company
300 14505 Bannister Road SE
Calgary AB
T2X 3J1

Dear Sir:

Re:	Confirmation of Mailing – Policy 41 Financial Statements Quarter Ending August 31, 2003

Please be advised the above financials have been mailed out this date to the shareholders as per Policy 41.

Sincerely

"Louise Davey"

Louise Davey
Administrator

Cc:     Automated Filing Services

Suite 420 – 625 Howe Street, Vancouver, BC, CANADA      Telephone: (604) 608-0400             Fax: (604) 608-0344
Email info@starfieldres.com